

Mail Stop 7010

February 27, 2009

via U.S. mail and facsimile

Robert R. Buck, Chief Executive Officer
Beacon Roofing Supply, Inc.
One Lakeland Park Drive
Peabody, MA 01960

> **RE: Beacon Roofing Supply, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 12, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 6, 2009**
> **Definitive Proxy Statement**
> **Filed January 5, 2009**
> **File No. 000-50924**

Dear Mr. Buck:

   We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 1. Business, page 1

1. In future filings, please provide the disclosure regarding availability of reports as required by Item 101(e)(4) of Regulation S-K.

Interest Expense, page 25

2. In future filings, please quantify the impact of derivatives on reported interest expense. We recognize the existing disclosures concerning the general characteristics of derivatives in your portfolio, and the purpose of their use. However, further quantification is needed for readers to fully understand the materiality of this activity to your operating results. In this regard, we note the materiality of annual interest expense, as well as the $4.4 million unrealized derivatives loss reflected on page 50.

Contractual Obligations, page 33

3. We note the materiality of annual interest payments to your operating cash flow. To avoid potential misunderstanding, please provide a footnote to the table in future filings addressing the presentation of interest payments. It is not clear why contractual interest payments are not presented given the existence of fixed and floating rate debt (page 38). See the guidance in Item 303(a)(5) of Regulation S-K regarding the disclosure of provisions that create obligations.

Goodwill, page 36

4. Given the many acquisitions and the availability of discrete financial information at both the regional and branch levels, please explain to us why impairment is assessed using only 1 reporting unit. Compliance with paragraphs 30 and 31 of SFAS 142 should be clearly evident.

Item 9A. Controls and Procedures, page 66

2. Internal Control over Financial Reporting – (a) Management's Annual Report…, page 66

5. We note in the last paragraph on page 66 your statement that "even those systems determined to be effective can provide <u>only reasonable assurance</u> with respect to financial statement preparation and presentation." In future filings, please state your management's conclusion regarding the effectiveness of your internal

controls over financial reporting in terms of whether such controls are "effective at the reasonable assurance level."

Definitive Proxy Statement on Schedule 14A

Information on Executive Compensation, page 15

6. In future filings, to the extent that you benchmark compensation to that of industry peers, competitors and companies of similar market value, please disclose where actual payments fell within benchmarked parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Annual Cash Incentives, page 16

7. We note from the last sentence of the first full paragraph on page 17 that your executive officers "can receive an additional maximum performance bonus if income before taxes exceeds 100% of target, up to an amount equal to 60% of the base bonus (50% for Mr. Isabella)." In future filings please expand your disclosure to clarify how you determine the precise amounts payable once the target is exceeded. For example, if actual income before taxes exceeds the established target by 10%, what additional performance bonus amount would be paid to your eligible executive officers?

Equity Compensation, page 18

8. We note from the first paragraph on page 19 that in determining whether to grant options, and the number to grant, you give consideration "to each individual's past performance and contribution to the Company as well as that individual's expected ability to contribute to the Company in the future." In future filings, please discuss in further detail the elements of individual performance and contribution that your compensation committee considers when making these determinations. See Item 402(b)(1)(vii) of Regulation S-K.

9. In future filings, please address the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A of Release 33-8732A, which discusses the concepts you should consider when drafting disclosure relating to option timing.

Certain Relationships and Related Transactions, page 27

10. We note from this section and your Form 10-K disclosure referenced above that you lease three buildings at a cost of approximately $0.5 million in fiscal year 2008 from a limited liability company in which one of your directors, Andrew R. Logie, is a member. In future filings, please disclose the approximate dollar value of Mr. Logie's interest in this lease arrangement. See Item 404(a)(4) of Regulation S-K.

Policies and Procedures with Respect to Transactions with Related Persons, page 27

11. In future filings, please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. Please refer to Item 404(b) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief